EXHIBIT 99.1

TTI Telecom Responds to Media Reports

ROSH HA'AYIN, Israel, May 20, 2010 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today in response to a media report in Israel regarding a potential transaction involving the Company, that it is currently in negotiations regarding a potential acquisition of all the shares of the Company.

There can be no assurance as to whether any transaction of this nature will be consummated, and if consummated what the terms thereof, including price, would be.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com